SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d)
AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. ____)*

Apigee Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

03765N108
(CUSIP Number)

December 31, 2015
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 12 Pages

Exhibit Index Contained on Page 11

CUSIP NO. 03765N108	13 G	Page 2 of 12

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Bay Partners X, L.P. (“Bay X”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
4,213,153 shares, except that Bay Management Company X, LLC (“Bay X GP”), the general partner of Bay X, may be deemed to have sole power to vote these shares, and Neal Dempsey (“Dempsey”) and Stuart G. Phillips (“Phillips”), the managers of Bay X GP, may be deemed to have shared power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
4,213,153 shares, except that Bay X GP, the general partner of Bay X, may be deemed to have sole power to dispose of these shares, and Dempsey and Phillips, the managers of Bay X GP, may be deemed to have shared power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	4,213,153
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	14.5%
12	TYPE OF REPORTING PERSON (See Instructions)	PN

CUSIP NO. 03765N108	13 G	Page 3 of 12

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Bay Partners X Entrepreneurs Fund, L.P. (“Bay X Entrepreneurs”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
233,445 shares, except that Bay X GP, the general partner of Bay X Entrepreneurs, may be deemed to have sole power to vote these shares, and Dempsey and Phillips, the managers of Bay X GP, may be deemed to have shared power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
233,445 shares, except that Bay X GP, the general partner of Bay X Entrepreneurs, may be deemed to have sole power to dispose of these shares, and Dempsey and Phillips, the managers of Bay X GP, may be deemed to have shared power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	233,445
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	0.8%
12	TYPE OF REPORTING PERSON (See Instructions)	PN

CUSIP NO. 03765N108	13 G	Page 4 of 12

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Bay Management Company X, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
4,446,598 shares, of which 4,213,153 are directly owned by Bay X and 233,445 are directly owned by Bay X Entrepreneurs. Bay X GP, the general partner of Bay X and Bay X Entrepreneurs, may be deemed to have sole power to vote these shares, and Dempsey and Phillips, the managers of Bay X GP, may be deemed to have shared power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
4,446,598 shares, of which 4,213,153 are directly owned by Bay X and 233,445 are directly owned by Bay X Entrepreneurs. Bay X GP, the general partner of Bay X and Bay X Entrepreneurs, may be deemed to have sole power to dispose of these shares, and Dempsey and Phillips, the managers of Bay X GP, may be deemed to have shared power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	4,446,598
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	15.3%
12	TYPE OF REPORTING PERSON (See Instructions)	OO

CUSIP NO. 03765N108	13 G	Page 5 of 12

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Neal Dempsey
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares.
6	SHARED VOTING POWER
		4,446,598 shares, of which 4,213,153 are directly owned by Bay X and 233,445 are directly owned by Bay X Entrepreneurs. Bay X GP is the general partner of Bay X and Bay X Entrepreneurs, and Dempsey, a manager of Bay X GP, may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 0 shares.
8	SHARED DISPOSITIVE POWER
		4,446,598 shares, of which 4,213,153 are directly owned by Bay X and 233,445 are directly owned by Bay X Entrepreneurs. Bay X GP is the general partner of Bay X and Bay X Entrepreneurs, and Dempsey, a manager of Bay X GP, may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	4,446,598
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	15.3%
12	TYPE OF REPORTING PERSON (See Instructions)	IN

CUSIP NO. 03765N108	13 G	Page 6 of 12

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Stuart G. Phillips
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares.
6	SHARED VOTING POWER
		4,446,598 shares, of which 4,213,153 are directly owned by Bay X and 233,445 are directly owned by Bay X Entrepreneurs. Bay X GP is the general partner of Bay X and Bay X Entrepreneurs, and Phillips, a manager of Bay X GP, may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 0 shares.
8	SHARED DISPOSITIVE POWER
		4,446,598 shares, of which 4,213,153 are directly owned by Bay X and 233,445 are directly owned by Bay X Entrepreneurs. Bay X GP is the general partner of Bay X and Bay X Entrepreneurs, and Phillips, a manager of Bay X GP, may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	4,446,598
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	15.3%
12	TYPE OF REPORTING PERSON (See Instructions)	IN

CUSIP NO. 03765N108	13 G	Page 7 of 12

ITEM 1(A).	NAME OF ISSUER Apigee Corporation

ITEM 1(B).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES 10 S. Almaden Boulevard, 16th Floor

San Jose, CA 95113

ITEM 2(A).	NAME OF PERSONS FILING

This Statement is filed by Bay Partners X, L.P., a Delaware limited partnership (“Bay X”), Bay Partners X Entrepreneurs Fund, L.P., a Delaware limited partnership (“Bay X Entrepreneurs”), Bay Management Company X, LLC, a Delaware limited liability company (“Bay X GP”), and Neal Dempsey (“Dempsey”) and Stuart G. Phillips (“Phillips”). The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”

Bay X GP, the general partner of Bay X and Bay X Entrepreneurs, may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by Bay X and Bay X Entrepreneurs. Dempsey and Phillips are the managers of Bay X GP and may be deemed to have shared power to vote and shared power to dispose of shares of the issuer directly owned by Bay X and Bay X Entrepreneurs.

ITEM 2(B).	ADDRESS OF PRINCIPAL BUSINESS OFFICE

The address for each of the Reporting Persons is:

Bay Partners

2180 Sand Hill Road, Suite 345

Menlo Park, California 94025

ITEM 2(C)	CITIZENSHIP Bay X and Bay X Entrepreneurs are Delaware limited partnerships. Bay X GP is a Delaware limited liability company. Dempsey and Phillips are United States citizens.

ITEM 2(D) AND (E).	TITLE OF CLASS OF SECURITIES AND CUSIP NUMBER Common Stock CUSIP # 03765N108

ITEM 3.	Not Applicable.

ITEM 4.	OWNERSHIP Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

CUSIP NO. 03765N108	13 G	Page 8 of 12

(a)	Amount beneficially owned: See Row 9 of cover page for each Reporting Person.

(b)	Percent of Class: See Row 11 of cover page for each Reporting Person.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See Row 5 of cover page for each Reporting Person.

(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of: See Row 8 of cover page for each Reporting Person.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS Not applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Under certain circumstances set forth in the limited partnership agreements of Bay X and Bay X Entrepreneurs, and the limited liability company agreement of Bay X GP, the general and limited partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer owned by each such entity of which they are a partner or member, as the case may be.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP. Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP. Not applicable.

CUSIP NO. 03765N108	13 G	Page 9 of 12

ITEM 10.	CERTIFICATION. Not applicable.

CUSIP NO. 03765N108	13 G	Page 10 of 12

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 9, 2016

Bay Partners X, L.P.	/s/ Neal Dempsey
By Bay Management Company X, LLC	Neal Dempsey
Its General Partner	Manager

Bay Partners X Entrepreneurs Fund, L.P.	/s/ Neal Dempsey
By Bay Management Company X, LLC	Neal Dempsey
Its General Partner	Manager

Neal Dempsey	/s/ Neal Dempsey
Neal Dempsey

Stuart G. Phillips	/s/ Stuart G. Phillips
Stuart G. Phillips

CUSIP NO. 03765N108	13 G	Page 11 of 12

EXHIBIT INDEX

Found on Sequentially
Exhibit	Numbered Page

Exhibit A: Agreement of Joint Filing	12

CUSIP NO. 03765N108	13 G	Page 12 of 12

exhibit A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of Apigee Corporation shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13G.

Date: February 9

Bay Partners X, L.P.	/s/ Neal Dempsey
By Bay Management Company X, LLC	Neal Dempsey
Its General Partner	Manager

Bay Partners X Entrepreneurs Fund, L.P.	/s/ Neal Dempsey
By Bay Management Company X, LLC	Neal Dempsey
Its General Partner	Manager

Neal Dempsey	/s/ Neal Dempsey
Neal Dempsey

Stuart G. Phillips	/s/ Stuart G. Phillips
Stuart G. Phillips